FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 30, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: October 30, 2003                                                                                                                                           By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Closes Bought Deal Common Share Financing

Calgary, Alberta, October 30, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has closed the previously announced bought deal equity offering with a syndicate of underwriters led by Research Capital Corporation and including Canaccord Capital Corporation, Acumen Capital Finance Partners Limited, Octagon Capital Corporation and Toll Cross Securities Inc.  The underwriters exercised their option to increase the size of the offering from 2,250,000 common shares at a price of $1.75 per common share to 3,000,000 common shares at $1.75 per common share for total gross proceeds of $5,250,000.

The proceeds from this financing will be utilized to fund the continued exploration and development of the Gentry’s oil and natural gas properties, including acquisitions, and proceeds will be used to temporarily reduce indebtedness until required for the foregoing purposes.

After giving effect to this financing, Gentry has 27,283,324 shares issued and outstanding and trades on the Toronto Stock Exchange under the symbol "GNY".

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

                TSX Symbol:  GNY